

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2006

Ms. Hansine Ullberg
Chief Financial Officer
Birch Mountain Resources LTD
Suite 300, 250 – 6th Avenue S.W.
Calgary, Alberta T2P 3H7
Canada

       Re: Birch Mountain Resources LTD
               Form 20-F for Fiscal Year Ended December 31, 2005
               March 29, 2006
               Response Letter Dated November 17, 2006
               File No. 1-32475

Dear Ms. Ullberg:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jill Davis
               Branch Chief